Exhibit 99.1

Annual General Meeting

The Registrant hereby announces that at the adjourned Annual General Meeting of shareholders held on December 12, 2017, the following proposed resolutions were adopted:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, David Golan and Ziv Dekel, and to elect Revital Cohen, to serve as directors on the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

3.	To approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

4.	To approve the compensation and a grant of options for the Company’s directors who are not employees or service providers (except for the Active Chairman).

5.	To approve the 2017-2018 compensation plan for the Active Chairman.

6.	To approve the 2017 compensation plan for the President.

7.	To approve the 2017 compensation plan for the Company's Co-CEO (Yuval Viner).

8.	To approve the 2017 compensation plan for Company's Co-CEO and CFO (Eyal Cohen).

9.	To appoint Fahn Kanne, a member of Grant Thornton, as the Company's Independent Auditors for the year ending December 31, 2017, and for such additional period until the next annual general meeting of shareholders.

The following proposed resolution was not adopted:

2.	To approve an increase in the authorized share capital and to amend the Company’s Memorandum of Association and Articles of Association, accordingly.

For additional details please refer to the proxy statement filed under Form 6-K on October 25, 2017.